DPW HOLDINGS, INC.

October 5, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz

Assistant Director

Re:	DPW Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A Filed July 30, 2018

File No. 001-12711

Dear Mr. Ravitz:

DPW Holdings, Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 24, 2018 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with the revised preliminary proxy statement (the “PRER 14A”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1. Please ensure that you balance your disclosure regarding Messrs. Ault and Horne. For example, it appears that some of the companies mentioned on page 9 have not made required periodic filings for some time.

Response No. 1. We have made the requested disclosure; please see pg. 9. The Company notes that certain companies, i.e. Avalanche International, Corp., a Nevada corporation, are voluntary filers and, consequently, are not subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act.

Comment No. 2. Please reconcile the disclosure on page 17 that you are asking for approval of the chief executive officer's employment agreement with the disclosure elsewhere in your filing, such as on pages 1, 3 and 5, that you are asking for approval of the grant of shares of common stock and the grant of options to purchase shares of your common stock to the chief executive officer. Also, reconcile the disclosure on page 19 that you are asking for approval of the chief financial officer's employment agreement with the disclosure elsewhere in your filing that you are asking for approval of the grant of shares of common stock and the grant of options to purchase shares of your common stock to the chief financial officer

Response No. 2. We have conformed the language throughout the PRER 14A to reflect that approval is being sought for the grant of shares of common stock and options under the respective employment agreements.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Marc Ross or Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Milton C. Ault, III Milton C. Ault, III Chief Executive Officer